                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __) *

                                 Sheldahl, Inc.
                    ----------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $0.25 par value
                   -------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   822440 10 3
                  ---------------------------------------------
                                 (CUSIP Number)

                               Richard A. Charpie
                               Ampersand Ventures
                          55 William Street, Suite 240
                            Wellesley, MA 02481-4003
                                  781-239-0700
                 ----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    12/28/00
                 ----------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1 (G), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 822440 10 3                 13D                     PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ampersand IV Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,422,519
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,422,519
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** Includes 21,758,749 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P., Sound Beach Technology Partners, LLC and Ampersand IV Companion Fund Limited Partnership which Ampersand IV Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement (see Item 5), and as to which Ampersand IV Limited Partnership disclaims beneficial ownership.

CUSIP NO. 822440 10 3                 13D                     PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ampersand IV Companion Fund Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER:   110,795
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         110,795
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** Includes 27,070,473 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P., Sound Beach Technology Partners, LLC and Ampersand IV Limited Partnership which Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement(see Item 5), and as to which Ampersand IV Companion Fund Limited Partnership disclaims beneficial ownership.

CUSIP NO. 822440 10 3                 13D                     PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         AMP-IV Management Company Limited Liability Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:          0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:     0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,533,314
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,533,314
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                   [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** Includes 21,647,954 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC which Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement (see Item 5), and as to which AMP-IV Management Company Limited Liability Company disclaims beneficial ownership.

CUSIP NO. 822440 10 3                 13D                     PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Richard A. Charpie, Ph.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:          0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:     0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,533,314**
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,533,314**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     16.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** The shares listed under shared voting power includes 21,647,954 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC which Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement (see Item 5), and as to which Richard A. Charpie, Ph.D. disclaims beneficial ownership. Dr. Charpie expressly disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest in the Common Shares directly owned by Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership.

CUSIP NO. 822440 10 3                 13D                     PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Peter D. Parker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:          0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:     0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,533,314**
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,533,314**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     16.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** The shares listed under shared voting power includes 21,647,954 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC which Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement (see Item 5), and as to which Peter D. Parker disclaims beneficial ownership. Mr. Parker expressly disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest in the Common Shares directly owned by Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership.

CUSIP NO. 822440 10 3                 13D                     PAGE 7 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Stuart A. Auerbach
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:          0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:     0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,533,314**
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,533,314**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     16.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** The shares listed under shared voting power includes 21,647,954 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC which Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement (see Item 5), and as to which Stuart A. Auerbach disclaims beneficial ownership. Mr. Auerbach expressly disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest in the Common Shares directly owned by Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership.

CUSIP NO. 822440 10 3                 13D                     PAGE 8 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Charles D. Yie
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:          0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:     0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,533,314**
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,533,314**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                      [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** The shares listed under shared voting power includes 21,647,954 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC which Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement(see Item 5), and as to which Charles D. Yie disclaims beneficial ownership. Mr. Yie expressly disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest in the Common Shares directly owned by Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership.

CUSIP NO. 822440 10 3                 13D                     PAGE 9 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         David J. Parker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:          0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:     0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,533,314**
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,533,314**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                      [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** The shares listed under shared voting power includes 21,647,954 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC which Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement(see Item 5), and as to which David J. Parker disclaims beneficial ownership. Mr. Parker expressly disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest in the Common Shares directly owned by Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership.

CUSIP NO. 822440 10 3                 13D                    PAGE 10 OF 17 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         K. Kachadurian
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:          0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268**
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:     0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 5,533,314**
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,533,314**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     16.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT
** The shares listed under shared voting power includes 21,647,954 Common Shares owned in the aggregate by Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC which Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership may be deemed to own by virtue of the existence of a Voting Agreement(see Item 5), and as to which K. Kachadurian disclaims beneficial ownership. Mr. Kachadurian expressly disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest in the Common Shares directly owned by Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership.

CUSIP NO. 822440 10 3                 13D                    PAGE 11 OF 17 PAGES
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER:

     This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, $0.25 par value (the "Common Shares"), of Sheldahl, Inc. (the "Issuer"), a Minnesota Corporation. The principal executive offices of Sheldahl, Inc. are located at 1150 Sheldahl Road, Northfield, Minnesota 55057-9444.

ITEM 2. IDENTITY AND BACKGROUND:

(a) REPORTING PERSONS

    Ampersand IV Limited Partnership ("Ampersand IV")
    Ampersand IV Companion Fund Limited Partnership ("Ampersand IV Companion
     Fund")
    AMP-IV Management Company Limited Liability Company ("AMP-IV")
    Richard A. Charpie, Ph. D. ("Charpie")
    See Schedule I for a list of the Managing Members of AMP-IV (the "Managing
     Members")

     Ampersand IV and Ampersand IV Companion Fund are hereinafter sometimes collectively referred to as the "Ampersand Funds." The Ampersand Funds, AMP-IV, Charpie and the Managing Members are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b) ADDRESS OF PRINCIPAL OFFICES OR RESIDENCE:

    For All Reporting Persons:
    c/o Ampersand Ventures
    55 William Street, Suite 240
    Wellesley, MA  02481-4003

(c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME:

     Ampersand IV and Ampersand IV Companion Fund are limited partnerships organized in Delaware engaged in the business of private equity investment. AMP-IV is the General Partner of Ampersand IV Limited Partnership and Ampersand IV Companion Fund Limited Partnership, and is also organized in Delaware.

     Richard A. Charpie, Ph. D. is the Principal Managing Member of AMP-IV, and President of Ampersand Ventures. He resides in Wellesley, MA.

(d). CONVICTION IN A CRIMINAL PROCEEDING:

     None.

(e). CONVICTION IN A CIVIL PROCEEDING:

     None.


(f). CITIZENSHIP:

     Ampersand IV, Ampersand IV Companion Fund and AMP-IV are all organized in Delaware. Richard A. Charpie is a United States citizen, residing in Wellesley, MA.

CUSIP NO. 822440 10 3                 13D                    PAGE 12 OF 17 PAGES
--------------------------------------------------------------------------------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Of the $8,250,000 invested in this transaction, $5,750,000 was obtained via capital contributions from the limited partners of Ampersand IV and Ampersand IV Companion Fund. The balance was borrowed from Silicon Valley Bank by Ampersand IV Limited Partnership in the ordinary course of its business, to bridge the next capital installment which is due in mid-February.

ITEM 4. PURPOSE OF TRANSACTION.

     Ampersand IV and Ampersand IV Companion Fund acquired the Common Shares owned by them for investment purposes. Following the closing of the transactions in which the Reporting Persons acquired the Common Shares, the Reporting Persons have no present plans or proposals for: (a) the acquisition of additional Common Shares or other securities of the Issuer or for the disposition of Common Shares or other securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer other than those changes which have already been made and other than changing the number of directors on the Issuer's board of directors from nine to seven, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's or any of its subsidiaries' business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, other than increasing the number of authorized shares of the Issuer's common stock and changing the number of directors on the Issuer's board of directors, (h) causing any of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing any securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any similar actions. The Reporting Persons intend to evaluate on a continuing basis the Issuer's business operations and prospects, as well as general economic and equity market conditions. Based on such evaluations, the Reporting Persons' plans regarding the Issuer may change. Additionally, one of the Managing Members of AMP-IV, Stuart A. Auerbach, is currently a director of the Issuer and, accordingly, may be in a position to affect changes in the Issuer's business if deemed necessary or desirable.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) (i) Ampersand IV directly owns 5,422,519 Common Shares which shares represent approximately 16.4% of the issued and outstanding shares of the Issuer's common stock (based on the total number of issued and outstanding shares of the Issuer's common stock being 30,590,011) (the "Total Outstanding Shares"), based on disclosures made in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 1, 2000 and the number of shares of the Issuer's common stock issued pursuant to that certain Agreement and Plan of Merger, dated as of November 10, 2000, as amended (the "Merger Agreement"), among the Issuer, IFT West Acquisition Company, International Flex Holdings, Inc. ("IFH") and the stockholders of IFH and that certain Stock Purchase Agreement, dated as of November 10, 2000, as amended (the "Purchase Agreement"), among the Issuer, Ampersand IV, Ampersand IV Companion Fund and Morgenthaler Venture Partners V, LP ("Morgenthaler"). These shares include 2,373,572 Common Shares that Ampersand IV has the right to acquire upon conversion of 3,323 shares of the Issuer's Series G Convertible Preferred Stock directly owned by Ampersand IV and 172,647 Common Shares issuable to Ampersand IV upon the exercise of Warrants directly owned by Ampersand IV. The Series G Convertible Preferred Stock is immediately convertible, and the Warrants are immediately exercisable, by Ampersand IV. Additionally, Ampersand IV may be deemed to beneficially own 18,968,549 Common Shares directly owned by Morgenthaler, 2,679,405 Common Shares directly owned by Sound Beach Technology Partners, LLC ("Sound Beach") and 110,795 Common Shares directly owned by Ampersand IV Companion Fund by virtue of a Voting Agreement, dated as of November 10, 2000, as amended (the "Voting Agreement") among Ampersand IV, Ampersand IV Companion Fund, Morgenthaler and Sound Beach, whereby those parties have agreed to vote all of their Common Shares in favor of certain designated nominees to the Issuer's board of directors. The Voting Agreement, as amended is filed herewith as Exhibit A. The 5,422,519 Common Shares owned directly by Ampersand IV plus the 21,758,749 shares of which Ampersand IV may be deemed a beneficial owner by virtue of the Voting Agreement, in the aggregate represent 69.3% of the Total Outstanding Shares. Ampersand IV hereby expressly disclaims beneficial ownership of any Common Shares not owned directly by it.

CUSIP NO. 822440 10 3                 13D                    PAGE 13 OF 17 PAGES
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     (ii) Ampersand IV Companion Fund directly owns 110,795 Common Shares which shares represent approximately 0.4% of the Total Outstanding Shares. These shares include 48,571 Common Shares that Ampersand IV Companion Fund has the right to acquire upon conversion of 68 shares of the Issuer's Series G Convertible Preferred Stock directly owned by Ampersand IV Companion Fund and 3,524 Common Shares issuable to Ampersand IV Companion Fund upon the exercise of Warrants directly owned by Ampersand IV Companion Fund. The shares of Series G Convertible Preferred Stock are immediately convertible, and the Warrants are immediately exercisable, by Ampersand IV Companion Fund. Additionally, Ampersand IV Companion Fund may be deemed to beneficially own 18,968,549 Common Shares directly owned by Morgenthaler, 2,679,405 Common Shares directly owned by Sound Beach and 5,422,519 Common Shares directly owned by Ampersand IV by virtue of the Voting Agreement. The Voting Agreement, as amended, is filed herewith as Exhibit A. The 110,795 Common Shares owned directly by Ampersand IV Companion Fund plus the 27,070,473 shares of which Ampersand IV Companion Fund may be deemed a beneficial owner by virtue of the Voting Agreement, in the aggregate represent 69.3% of the Total Outstanding Shares. Ampersand IV Companion Fund hereby expressly disclaims beneficial ownership of any Common Shares not owned directly by it.

     (iii) As the General Partner of Ampersand IV and Ampersand IV Companion Fund, AMP-IV may be deemed to beneficially own the 5,533,314 Common Shares directly owned in the aggregate by Ampersand IV and Ampersand IV Companion Fund, which shares represent approximately 16.7% of the Total Outstanding Shares. Additionally, as the General Partner of Ampersand IV and Ampersand IV Companion Fund, AMP-IV may be deemed to beneficially own the 18,968,549 Common Shares directly owned by Morgenthaler and the 2,679,405 Common Shares directly owned by Sound Beach that the Ampersand Funds may be deemed to own by virtue of the Voting Agreement. The Voting Agreement, as amended, is filed herewith as Exhibit
A. The 5,533,314 Common Shares owned directly by the Ampersand Funds plus the 21,647,954 shares of which the Ampersand Funds may be deemed to beneficially own by virtue of the Voting Agreement, in the aggregate represent 69.3% of the Total Outstanding Shares. AMP-IV hereby expressly disclaims beneficial ownership of any Common Shares not owned directly by Ampersand IV or Ampersand IV Companion Fund.

     (iv) As the Principal Managing Member of AMP-IV, Charpie, along with the other Managing Members, may be deemed to beneficially own the 5,533,314 Common Shares directly owned in the aggregate by Ampersand IV and Ampersand IV Companion Fund, which shares represent approximately 16.7% of the Total Outstanding Shares. Additionally, Charpie and the other Managing Members may be deemed to beneficially own the 18,968,549 Common Shares directly owned by Morgenthaler and the 2,679,405 Common Shares directly owned by Sound Beach that the Ampersand Funds may be deemed to own by virtue of the Voting Agreement. The Voting Agreement, as amended, is filed herewith as Exhibit A. The 5,533,314 Common Shares owned directly by the Ampersand Funds plus the 21,647,954 shares of which the Ampersand Funds may be deemed to beneficially own by virtue of the Voting Agreement, in the aggregate represent 69.3% of the Total Outstanding Shares. Charpie, and each of the other Managing Members, hereby expressly disclaims beneficial ownership of all of these Common Shares except to the extent of his proportionate pecuniary interest in the Common Shares directly owned by Ampersand IV and Ampersand IV Companion Fund.

(b) (i) Sole Voting Power:

        None

   (ii) Shared Voting Power:

     Ampersand IV has shared voting power over the 5,422,519 Common Shares that it directly owns. It shares this voting power with AMP-IV and the Managing Members of AMP-IV, including Charpie. Ampersand IV also shares voting power over these shares with Morgenthaler, Sound Beach and Ampersand IV Companion Fund pursuant to the terms of the Voting Agreement attached hereto as Exhibit A. Ampersand IV also has shared voting power over 21,758,749 shares directly owned by Morgenthaler, Sound Beach and Ampersand IV Companion Fund by virtue of the Voting Agreement.

CUSIP NO. 822440 10 3                 13D                    PAGE 14 OF 17 PAGES
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          Ampersand IV Companion Fund has shared voting power over the 110,795
Common Shares that it directly owns. It shares this voting power with AMP-IV and the Managing Members of AMP-IV, including Charpie. Ampersand IV Companion Fund also shares voting power over these shares with Morgenthaler, Sound Beach and Ampersand IV Companion Fund pursuant to the terms of the Voting Agreement attached hereto as Exhibit A. Ampersand IV also has shared voting power over 27,070,473 shares directly owned by Morgenthaler, Sound Beach and Ampersand IV Companion Fund by virtue of the Voting Agreement.

          Morgenthaler is a Delaware Limited Partnership engaged in the business of private capital investment, having an address at Terminal Tower, 50 Public Square, Suite 2700, Cleveland, Ohio 44113. Sound Beach is a Delaware limited liability company that is invested in the technology business. Sound Beach's address is c/o International Flex Technologies, Inc., 2187 Atlantic Street, 4th Floor, Stamford, CT 06902. To the best of the Reporting Persons' knowledge, during the last five years, neither Morgenthaler nor Sound Beach has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (iii) Sole dispositive power:

           None

     (iv)  Shared dispositive power:

          Ampersand IV has shared dispositive power over the 5,422,519 Common Shares that it directly owns. It shares this dispositive power with AMP-IV and the Managing Members of AMP-IV, including Charpie. Ampersand IV has no dispositive power over the 21,758,749 Common Shares directly owned by Morgenthaler, Sound Beach and Ampersand IV Companion Fund and hereby expressly disclaims beneficial ownership of such shares.

          Ampersand IV Companion Fund has shared dispositive power over the 110,795 Common Shares that it directly owns. It shares this dispositive power with AMP-IV and the Managing Members of AMP-IV, including Charpie. Ampersand IV Companion Fund has no dispositive power over the 27,070,473 Common Shares directly owned by Morgenthaler, Sound Beach and Ampersand IV and hereby expressly disclaims beneficial ownership of such shares.

     (c) On December 28, 2000, Ampersand IV purchased 2,876,300 Common Shares and 3323 shares of the Issuer's Series G Convertible Preferred Stock, which is convertible into 2,373,572 Common Shares, pursuant to the Purchase Agreement. Ampersand IV also acquired warrants to purchase 172,647 Common Shares for $.01 per share pursuant to that certain Subordinated Notes and Warrant Purchase Agreement, dated as of November 10, 2000, as amended (the "Subordinated Debt Agreement") among the Issuer, Ampersand IV, Ampersand IV Companion Fund, Morgenthaler and Molex Incorporated.


     On December 28, 2000, Ampersand IV Companion Fund purchased 58,700 Common Shares and 68 shares of the Issuer's Series G Convertible Preferred Stock, which is convertible into 48,571 Common Shares, pursuant to the Purchase Agreement. Ampersand IV Companion Fund also acquired warrants to purchase 3,524 Common Shares for $.01 per share on December 28, 2000 pursuant to the Subordinated Debt Agreement.

     (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares acquired by the Reporting Persons, except that the limited partners of Ampersand IV have rights in the Common Shares directly owned by Ampersand IV in proportion to their respective pecuniary interests in such shares and the limited partners of Ampersand IV Companion Fund have rights in the Common Shares directly owned by Ampersand IV Companion Fund in proportion to their respective pecuniary interests in such shares.

CUSIP NO. 822440 10 3                 13D                    PAGE 15 OF 17 PAGES
--------------------------------------------------------------------------------


     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Ampersand IV and Ampersand IV Companion Fund are each parties to a Voting Agreement with Morgenthaler and Sound Beach, pursuant to which each of the parties thereto have agreed to vote all of their shares of the Issuer's common stock in favor of up to three directors nominated by Morgenthaler and/or the Ampersand Funds to the Issuer's board of directors. The Ampersand Funds, Morgenthaler and Sound Beach will no longer have an obligation to vote all of their shares of the Issuer's common stock in favor of directors nominated by Morgenthaler and/or the Ampersand Funds at any time when the Ampersand Funds, Morgenthaler, Sound Beach and their affiliates fail to collectively own enough shares of the Issuer's common stock to elect at least one director to the Issuer's board of directors. Furthermore, pursuant to the terms of the Voting Agreement, Sound Beach is prohibited from transferring 1,617,792 of its Common Shares at any time while the Ampersand Funds, Morgenthaler and their affiliates collectively hold at least 60% of the Common Shares acquired by them pursuant to the Merger Agreement, the Purchase Agreement and the Subordinated Debt Agreement. If the Ampersand Funds, Morgenthaler and their affiliates cease to collectively hold at least 60% of the Common Shares acquired by them pursuant to the Merger Agreement, the Purchase Agreement and the Subordinated Debt Agreement, Sound Beach will be permitted to transfer a portion of the 1,617,792 restricted shares in an amount which would leave Sound Beach with a proportionate amount of Common Shares as the Ampersand Funds' and Morgenthaler's continued proportionate holdings of Common Shares. The Voting Agreement, as amended, is filed herewith as Exhibit A.

ITEM 7. MATERIAL TO BE FILES AS EXHIBITS

     Exhibit A   Voting Agreement, dated as of November 10, 2000, as amended, among Ampersand IV Limited Partnership, Ampersand IV Companion
                 Fund Limited Partnership, Morgenthaler Venture Partners V, L.P.
                 and Sound Beach Technology Partners, LLC.

     Exhibit B   Joint Filing Agreement

CUSIP NO. 822440 10 3                 13D                    PAGE 16 OF 17 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            AMPERSAND IV LIMITED PARTNERSHIP
                                            By: AMP-IV Management Company
                                                Limited Liability Company,
                                                its general partner


Dated:  January 8, 2001                     By: /s/ Stuart A. Auerbach
                                               -------------------------------
                                               Stuart A. Auerbach
                                               Managing Member

                                            AMP-IV MANAGEMENT COMPANY LIMITED
                                            LIABILITY COMPANY


Dated:  January 8, 2001                     By: /s/ Stuart A. Auerbach
                                               -------------------------------
                                               Stuart A. Auerbach
                                               Managing Member


Dated:  January 8, 2001                     By: /s/ Stuart A. Auerbach
                                               -------------------------------
                                               Stuart A. Auerbach

Dated:  January 8, 2001                     By: /s/ Richard A. Charpie
                                               -------------------------------
                                               Richard A. Charpie

Dated:  January 8, 2001                     By: /s/ Peter D. Parker
                                               -------------------------------
                                               Peter D. Parker

Dated:  January 8, 2001                     By: /s/ Charles D. Yie
                                               -------------------------------
                                               Charles D. Yie

Dated:  January 8, 2001                     By: /s/ David J. Parker
                                               -------------------------------
                                               David J. Parker

Dated:  January 8, 2001                     By: /s/ K. Kachadurian
                                               -------------------------------
                                               K. Kachadurian

CUSIP NO. 822440 10 3                 13D                    PAGE 17 OF 17 PAGES
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                                   SCHEDULE I

              CERTAIN INFORMATION REGARDING THE MANAGING MEMBERS OF
               AMP-IV MANAGEMENT COMPANY LIMITED LIABILITY COMPANY

                         Principal Occupation and
Name (and Position)      Business Address
-------------------      ------------------------

Richard A. Charpie       Principal Managing Member
                         AMP-IV Management Company Limited Liability Company
                         President
                         Ampersand Venture Management Corporation
                         55 William Street, suite 240
                         Wellesley, MA 02481-4003

Peter D. Parker          Managing Member
                         AMP-IV Management Company Limited Liability Company
                         Vice President
                         Ampersand Venture Management Corporation
                         55 William Street, suite 240
                         Wellesley, MA 02481-4003

Stuart A. Auerbach       Managing Member
                         AMP-IV Management Company Limited Liability Company
                         55 William Street, suite 240
                         Wellesley, MA 02481-4003

Charles D. Yie           Managing Member
                         AMP-IV Management Company Limited Liability Company
                         55 William Street, suite 240
                         Wellesley, MA 02481-4003

David J. Parker          Managing Member
                         AMP-IV Management Company Limited Liability Company
                         55 William Street, suite 240
                         Wellesley, MA 02481-4003


K. Kachadurian           Managing Member
                         AMP-IV Management Company Limited Liability Company
                         55 William Street, suite 240
                         Wellesley, MA 02481-4003

                                    EXHIBIT A

     VOTING AGREEMENT, dated as of November 10, 2000, among Morgenthaler Venture Partners V, L.P., a Delaware limited partnership, Ampersand IV Limited Partnership, a Delaware limited partnership, Ampersand IV Companion Fund Limited Partnership, a Delaware limited partnership, and Sound Beach Technology Partners, LLC, a Delaware limited liability company.

                              PRELIMINARY STATEMENT

     Capitalized terms used herein have the meanings set forth in section 1 hereof. As a result of the transactions contemplated by the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement, Morgenthaler, Ampersand, Ampersand Companion and Sound Beach will acquire or have acquired shares of Common Stock, Preferred Stock and Warrants. In addition, Morgenthaler, Ampersand, Ampersand Companion and Sound Beach have entered into the Governance Agreement, pursuant to which, among other things, they are entitled to designate individuals to be nominated for election as directors of Sheldahl. The parties hereto wish to enter into an agreement with respect to the disposition of Common Stock, how they will vote their shares of Common Stock for the election of directors of the Company and how they will exercise their right under the Governance Agreement to designate individuals to be nominated for election as directors of Sheldahl. Accordingly, the parties hereto agree as follows.

1. DEFINITIONS. The following terms have the indicated meanings when used herein.


     1.1 "AFFILIATE" or "ASSOCIATE" shall mean an affiliate or associate of a person, as such terms are defined in Section 302A.011, subdivisions 43 and 45, respectively, of the Minnesota Business Corporation Act.

     1.2 "AMPERSAND" shall mean Ampersand IV Limited Partnership, a Delaware limited partnership.

     1.3 "AMPERSAND COMPANION" shall mean Ampersand IV Companion Fund Limited Partnership, a Delaware limited partnership.

     1.4 "APPLICABLE NUMBER" shall mean the following:

          (a) three, so long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof own at least 69% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement.

          (b) two, so long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof own at least 50% but less than 69% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement.

          (c) one, so long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof own at least 15% but less than 50% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement.

          (d) zero, so long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof own less than 15% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement.

     1.5 "BUSINESS DAY" means any day except a day on which the Nasdaq National Market, the NYSE or the AMEX, as applicable, if the Common Stock is listed for trading or quoted thereon at such time, is closed, and if the Common Stock is not listed for trading or quoted on any of the Nasdaq National Market, the NYSE or the AMEX at such time, then "Business Day" shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of Minnesota generally are authorized or required by law or other government actions to close.

     1.6 "CLOSING DATE" shall mean the Closing Date as defined in the Merger Agreement.

     1.7 "COMMON STOCK" shall mean the Common Stock, par value $0.25 per share, of Sheldahl.

     1.8 "COMMON STOCK EQUIVALENT" shall mean the following:

          (a) with respect to shares of Common Stock, each share of Common Stock shall be one Common Stock Equivalent.

          (b) with respect to Preferred Stock, each share of Preferred Stock shall be a number of Common Stock Equivalents equal to the number of shares of Common Stock issuable on conversion of such share of Preferred Stock as of the date of determination.

          (c) with respect to Warrants, each Warrant shall be a number of Common Stock Equivalents equal to the number of shares of Common Stock issuable on exercise of such Warrant as of the date of determination.

     1.9 "GOVERNANCE AGREEMENT" shall mean the governance agreement, among Sheldahl, Morgenthaler, Ampersand, Ampersand Companion and Sound Beach, referred to in the Merger Agreement.

     1.10 "IFH" shall mean International Flex Holdings, Inc., a Delaware corporation.

     1.11 "MERGER AGREEMENT" shall mean the agreement and plan of merger, dated as of November 10, 2000 among Sheldahl, IFT West Acquisition Company, a wholly owned subsidiary of Sheldahl, IFH and all of the stockholders of IFH.

     1.12 "MOLEX" shall mean Molex Incorporated, a Delaware corporation.

     1.13 "MORGENTHALER" shall mean Morgenthaler Venture Partners V, L.P., a Delaware limited partnership.

     1.14 "PER SHARE MARKET VALUE" means on any particular date (a) the closing bid price per share of the Common Stock on such date on the Nasdaq National Market or other stock exchange or quotation system on which the Common Stock is then listed or quoted or, if there is no such closing bid price on such date, then the closing bid price on such exchange or quotation system on the date nearest preceding such date for which there is such a closing bid price; or (b) if the Common Stock is not listed or quoted then on the Nasdaq National Market or any stock exchange or quotation system, the closing bid price for a share of Common Stock in the over-the-counter market, as reported by the Nasdaq National Market, Bloomberg, L.P. or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date; or (c) if closing bid prices for the Common Stock are not then reported by the Nasdaq National Market, Bloomberg, L.P. or in the National Quotation Bureau Incorporated (or similar organization or agency succeeding to its functions of reporting prices), then the average of the "Pink Sheet" quotes for the relevant conversion period, as determined in good faith by the holder; or (d) if the Common Stock is not then publicly traded the fair market value of a share of Common

Stock as determined by an Appraiser mutually acceptable to the holders and the Company.

     1.15 "PREFERRED STOCK" shall mean the series G preferred stock of Sheldahl issued pursuant to the Stock Purchase Agreement.

     1.16 "SHELDAHL" shall mean Sheldahl, Inc., a Minnesota corporation.

     1.17 "SOUND BEACH" shall mean Sound Beach Technology Partners, LLC, a Delaware limited liability company.

     1.18 "STOCK PURCHASE AGREEMENT" shall mean the stock purchase agreement, dated as of November 10, 2000, among Sheldahl, Morgenthaler, Ampersand and Ampersand Companion, pursuant to which Sheldahl has agreed to issue and sell, and Morgenthaler, Ampersand and Ampersand Companion have agreed to purchase, in the aggregate 11,303 shares of Preferred Stock and 4,944,132 shares of Common Stock on the terms and subject to the conditions provided therein.

     1.19 "SUBORDINATED NOTES AND WARRANT PURCHASE AGREEMENT" shall mean the Subordinated Notes and Warrant Purchase Agreement, dated as of November 10, 2000 among the Company, certain Stockholders and Molex.

     1.20 "WARRANTS" shall mean the warrants issued pursuant to the Subordinated Notes and Warrant Purchase Agreement.

2.   VOTING FOR DIRECTORS OF SHELDAHL.

     2.1 So long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof hold sufficient shares of Common Stock to elect three directors to the Sheldahl board of directors and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them 15% or more of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will vote all of their shares of Common Stock for the election of two individuals nominated by Morgenthaler and one individual nominated by Ampersand.

     2.2 So long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof hold sufficient shares of Common Stock to elect three directors to the Sheldahl board of directors and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them fewer than 15% of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will vote all of their shares of Common Stock for the election of three individuals nominated by Morgenthaler.

     2.3 So long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof hold sufficient shares of Common Stock to elect two but not more than two directors to the Sheldahl board of directors and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them 15% or more of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will vote all of their shares of Common Stock for the election of one individual nominated by Morgenthaler and one individual nominated by Ampersand.

     2.4 So long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof hold sufficient shares of Common Stock to elect two but not more than two directors to the Sheldahl board of directors and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them fewer than 15% of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will vote all of their shares of Common Stock for the election of two individuals nominated by Morgenthaler.

     2.5 So long as Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and any Affiliate, Associate, partner or member thereof hold sufficient shares of Common Stock to elect one but not more than one director to the Sheldahl board of directors, the parties hereto will vote all of their shares of Common Stock for the election of an individual nominated by whichever of Morgenthaler and any Affiliates, Associates, partners or members thereof, on the one hand, and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof taken together, on the other hand, owns more Common Stock Equivalents.

3. EXERCISING RIGHT TO DESIGNATE NOMINEES PURSUANT TO SECTION 2(b) OF THE GOVERNANCE AGREEMENT.

     3.1 So long as the Applicable Number is three and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them 15% or more of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will designate as individuals to be nominated for election as directors of Sheldahl pursuant to section 2(b) of the Governance Agreement two individuals nominated by Morgenthaler and one individual nominated by Ampersand.

     3.2 So long as the Applicable Number is three and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them fewer than 15% of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will designate as individuals to be nominated for election as directors of Sheldahl pursuant to section 2(b) of the Governance Agreement three individuals nominated by Morgenthaler.

     3.3 So long as the Applicable Number is two and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them 15% or more of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will designate as individuals to be nominated for election as directors of Sheldahl pursuant to section 2(b) of the Governance Agreement one individual nominated by Morgenthaler and one individual nominated by Ampersand.

     3.4 So long as the Applicable Number is two and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof hold between them fewer than 15% of the Common Stock Equivalents acquired by them on the Closing Date, the parties hereto will designate as individuals to be nominated for election as directors of Sheldahl pursuant to section 2(b) of the Governance Agreement two individuals nominated by Morgenthaler.

     3.5 So long as the Applicable Number is one, the parties hereto will designate as an individual to be nominated for election as a director of Sheldahl pursuant to section 2(b) of the Governance Agreement one individual nominated by whichever of Morgenthaler and any Affiliates, Associates, partners or members thereof, on the one hand, and Ampersand, Ampersand Companion and any Affiliates, Associates, partners or members thereof taken together, on the other hand, owns more Common Stock Equivalents.

4.   RESTRICTIONS ON THE DISPOSITION OF COMMON STOCK

     4.1 Sound Beach agrees that, for so long as Morgenthaler, Ampersand, Ampersand Companion and any Affiliate, Associate, partner or member thereof hold, in aggregate, at least 60% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement, Sound Beach agrees that it will not Transfer at least 1,265,668 shares of Common Stock acquired by it pursuant to the Merger Agreement.

     4.2 If, at anytime, Morgenthaler, Ampersand, Ampersand Companion and any Affiliate, Associate, partner or member thereof hold, in aggregate, less than 60% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase

Agreement, the parties hereto agree that Sound Beach may Transfer, out of the 1,265,668 shares of Common Stock that are restricted pursuant to Section 4.1 above, additional shares of Common Stock in such amount as will allow Sound Beach to hold, after such Transfer, a percentage of its Common Stock acquired pursuant to the Merger Agreement equal to or greater than the percentage of the Common Stock Equivalents held at such time, in aggregate, by Morgenthaler, Ampersand, Ampersand Companion and any Affiliate, Associate, partner or member which were acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement,

5.   MISCELLANEOUS.

     5.1 AMENDMENTS; NO WAIVERS.

          (a) Any provision of this agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Morganthaler, Ampersand and Ampersand Companion, or in the case of a waiver, by the party or parties against whom the waiver is to be effective; provided, however, that no such amendment or waiver will be effective against Sound Beach if the effect of such amendment or waiver is to increase the restrictions of Sound Beach.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     5.2 SUCCESSORS AND ASSIGNS. The provisions of this agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; PROVIDED, HOWEVER, that no party may assign this agreement without the other party's prior written consent.

     5.3 GOVERNING LAW. This Agreement shall he construed in accordance with and governed by the internal laws of the State of Minnesota.

     5.4 COUNTERPARTS; EFFECTIVENESS. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This agreement shall become effective when each party hereto shall have received counterparts thereof signed by the other party hereto.

     5.5 SPECIFIC PERFORMANCE. Each of the parties hereto acknowledges and agrees that the parties' respective remedies at law for a breach or threatened breach of any of the provisions of this agreement would be inadequate and, in recognition of that fact, agrees that, in the event of a breach or threatened breach by any party hereto of the provisions of this agreement, in addition to any remedies at law, the parties hereto, respectively, without posting any bond shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

     5.6 TERMINATION.

          (a) This entire agreement shall terminate on the first date on which both of the following statements are true:

               (i) Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and all of their Affiliates, Associates, partners or members hold, in aggregate, fewer than 15% of the Common Stock Equivalents acquired by Morgenthaler, Ampersand, Ampersand Companion and Sound Beach on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement.

               (ii) Morgenthaler, Ampersand, Ampersand Companion and Sound Beach and all of their Affiliates, Associates, partners or members do not hold, in aggregate, sufficient share of Common Stock to elect at least one director to the Sheldahl board of directors.


          (b) In addition, the terms of Section 4 shall terminate on the first date on which:

               (i) At least eighteen months have elapsed from the Closing Date;

               (ii) The Per Share Market Value of the Common Stock is greater than $10.50 (as adjusted for stock splits, reverse stock splits and stock dividends) for at least 30 consecutive Business Days; and

               (iii) The average daily trading volume of the Common Stock on the Nasdaq National Market for such 30 consecutive Business Days exceeds 50,000 shares (as adjusted for stock splits, reverse stock splits and stock dividends); and

     5.7 SEVERABILITY. If any term, provision, covenant or restriction of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, provided that the parties hereto shall negotiate in good faith to attempt to place the parties in the same position as they would have been in had such provision not been held to be invalid, void or unenforceable.

     IN WITNESS WHEREOF, each of the parties hereto have caused this agreement to be executed on its behalf as of the date first referred to above.


                                   MORGENTHALER VENTURE PARTNERS V, L.P.


                                   By: /s/ JOHN D. LUTSI
                                      ---------------------------------
                                      Name: John D. Lutsi
                                      Title: General Partner



                                   AMPERSAND IV LIMITED PARTNERSHIP


                                   BY: AMP-IV MANAGEMENT COMPANY LIMITED
                                       LIABILITY COMPANY,
                                       Its general partner

                                   By: /s/ STUART A. AUERBACH
                                      ----------------------------------
                                      Name: Stuart A. Auerbach
                                      Title: Managing Member



                                   AMPERSAND IV COMPANION FUND LIMITED
                                   PARTNERSHIP

                                   BY: AMP-IV MANAGEMENT COMPANY LIMITED
                                       LIABILITY COMPANY,
                                       Its general partner

                                   By: /s/ STUART A. AUERBACH
                                      ----------------------------------
                                      Name: Stuart A. Auerbach
                                      Title: Managing Member

                                   SOUND BEACH TECHNOLOGY PARTNERS, LLC


                                   By: /s/ DONALD R. FRIEDMAN
                                      ----------------------------------
                                      Name: Donald R. Friedman
                                      Title: President and Chief Executive
                                             Officer

                       FIRST AMENDMENT TO VOTING AGREEMENT
                       -----------------------------------

     This First Amendment to the Voting Agreement (the "First Amendment"), dated as of December 28, 2000, among Morgenthaler Venture Partners V, L.P., a Delaware limited partnership, Ampersand IV Limited Partnership, a Delaware limited partnership, Ampersand IV Companion Fund Limited Partnership, a Delaware limited partnership, and Sound Beach Technology Partners, LLC, a Delaware limited liability company amends the Voting Agreement, dated as of November 10, 2000 (the "Voting Agreement"), among Morgenthaler Venture Partners V, L.P., Ampersand IV Limited Partnership, Ampersand IV Companion Fund Limited Partnership, and Sound Beach Technology Partners, LLC. Capitalized terms not defined herein shall have the meanings set forth in the Voting Agreement.

     WHEREAS, the parties thereto entered into the Voting Agreement on November 10, 2000; and

     WHEREAS, the Stock Purchase Agreement, the Merger Agreement and the Subordinated Noted and Warrant Purchase Agreement been amended by the parties thereto; and

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

1. AMENDMENT OF THE VOTING AGREEMENT. The Voting Agreement is hereby amended as follows:

     (a) Section 1.11 shall be deleted in its entirety, and the following shall be substituted therefor:

          "1.11 `MERGER AGREEMENT' shall mean the agreement and plan of merger, dated as of November 10, 2000, as amended, modified or supplemented from time to time, among Sheldahl, IFT West Acquisition Company, a wholly owned subsidiary of Sheldahl, IFH and all of the stockholders of IFH."

     (b) Section 1.18 shall be deleted in its entirety, and the following shall be substituted therefor:

          "1.18 `STOCK PURCHASE AGREEMENT' shall mean the stock purchase agreement, dated as of November 10, 2000, as amended, modified or supplemented from time to time, among Sheldahl, Morgenthaler,

          Ampersand and Ampersand Companion, pursuant to which Sheldahl has agreed to issue and sell, and Morgenthaler, Ampersand and Ampersand Companion have agreed to purchase, in the aggregate 11,303 shares of Preferred Stock and 9,783,571 shares of Common Stock on the terms and subject to the conditions provided therein."

     (c) Section 1.19 shall be deleted in its entirety, and the following shall be substituted therefor:

          "1.19 `SUBORDINATED NOTES AND WARRANT PURCHASE AGREEMENT' shall mean the Subordinated Notes and Warrant Purchase Agreement, dated as of November 10, 2000, as amended, modified or supplemented from time to time, among the Company, certain Stockholders and Molex."

     (d) Section 4 of the Voting Agreement shall be deleted in its entirety, and the following shall be substituted therefor:

          "4. Restrictions on the Disposition of Common Stock

               4.1 Sound Beach agrees that, for so long as Morgenthaler, Ampersand, Ampersand Companion and any Affiliate, Associate, partner or member thereof hold, in aggregate, at least 60% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement, Sound Beach agrees that it will not Transfer at least 1,617,792 shares of Common Stock acquired by it pursuant to the Merger Agreement.

               4.2 If, at anytime, Morgenthaler, Ampersand, Ampersand Companion and any Affiliate, Associate, partner or member thereof hold, in aggregate, less than 60% of the Common Stock Equivalents acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement, the parties hereto agree that Sound Beach may Transfer, out of the 1,617,792 shares of Common Stock that are restricted pursuant to Section 4.1 above, additional shares of Common Stock in such amount as will allow Sound Beach to hold, after such Transfer, a percentage of its Common Stock acquired pursuant to the Merger Agreement equal to or greater than the percentage of the Common Stock Equivalents held at such time, in aggregate, by Morgenthaler, Ampersand, Ampersand Companion and any Affiliate, Associate, partner or member which were acquired by them on the Closing Date pursuant to the Merger Agreement, Stock Purchase Agreement and Subordinated Notes and Warrant Purchase Agreement."

2.   MISCELLANEOUS.

     (a) EFFECT OF FIRST AMENDMENT. Except as otherwise expressly set forth in this First Amendment, nothing herein shall be deemed to constitute an amendment, modification or waiver of any of the terms and conditions of the Voting Agreement or the Exhibits thereto, all of which terms and conditions shall remain in full force and effect as originally constituted and the undersigned shall remain obligated pursuant to the terms thereunder.

     (b) GOVERNING LAW. This First Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of Minnesota without regard to the principles of conflicts of law thereof.

     (c) EXECUTION. This First Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

     IN WITNESS WHEREOF, each of the parties hereto have caused this First Amendment to be executed on its behalf as of the date first referred to above.

                                MORGENTHALER VENTURE PARTNERS V, L.P.


                                By: /s/ JOHN D. LUTSI
                                   ----------------------------------
                                   Name: John D. Lutsi
                                   Title: General Partner



                                AMPERSAND IV LIMITED PARTNERSHIP

                                BY: AMP-IV MANAGEMENT COMPANY
                                    LIMITED LIABILITY COMPANY,
                                    ITS GENERAL PARTNER


                                By: /s/ RICHARD A. CHARPIE
                                   ----------------------------------
                                   Name: Richard A. Charpie
                                   Title: Principal Managing Member



                                AMPERSAND IV COMPANION FUND LIMITED
                                    PARTNERSHIP

                                BY: AMP-IV MANAGEMENT COMPANY
                                    LIMITED LIABILITY COMPANY,
                                    ITS GENERAL PARTNER


                                By: /s/ RICHARD A. CHARPIE
                                   ----------------------------------
                                   Name: Richard A. Charpie
                                   Title: Principal Managing Member

                                SOUND BEACH TECHNOLOGY PARTNERS, LLC


                                By: /s/ DONALD R. FRIEDMAN
                                   -----------------------------------
                                   Name: Donald R. Friedman
                                   Title: President and Chief Executive
                                          Officer

                                    EXHIBIT B

                            JOINT FILING AGREEMENT OF
                        AMPERSAND IV LIMITED PARTNERSHIP,
                AMPERSAND IV COMPANION FUND LIMITED PARTNERSHIP,
              AMP-IV MANAGEMENT COMPANY LIMITED LIABILITY COMPANY,
                      RICHARD A. CHARPIE, PETER D. PARKER,
                       STUART A. AUERBACH, CHARLES D. YIE,
                       DAVID J. PARKER, AND K. KACHADURIAN

     The undersigned persons agree and consent pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as of the date set forth below, to the joint filing on their behalf of the Schedule 13D to which this
Exhibit is attached, in connection with their beneficial ownership of the common stock of Sheldahl, Inc. at December 28, 2000 and agree that such statement is filed on behalf of each of them.

                                AMPERSAND IV LIMITED PARTNERSHIP
                                By: AMP-IV Management Company Limited
                                Liability Company, its general partner


Dated:  January 8, 2001         By: /s/ Stuart A. Auerbach
                                   ------------------------------------------
                                   Stuart A. Auerbach
                                   Managing Member

                                AMP-IV MANAGEMENT COMPANY LIMITED
                                LIABILITY COMPANY


Dated:  January 8, 2001         By: /s/ Stuart A. Auerbach
                                   ------------------------------------------
                                   Stuart A. Auerbach
                                   Managing Member


Dated:  January 8, 2001         By: /s/ Stuart A. Auerbach
                                   ------------------------------------------
                                   Stuart A. Auerbach

Dated:  January 8, 2001         By: /s/ Richard A. Charpie
                                   ------------------------------------------
                                   Richard A. Charpie

Dated:  January 8, 2001         By: /s/ Peter D. Parker
                                   ------------------------------------------
                                   Peter D. Parker

Dated:  January 8, 2001         By: /s/ Charles D. Yie
                                   -------------------------------------------
                                   Charles D. Yie

Dated:  January 8, 2001         By: /s/ David J. Parker
                                   -------------------------------------------
                                   David J. Parker

Dated:  January 8, 2001         By: /s/ K. Kachadurian
                                   -------------------------------------------
                                   K. Kachadurian